UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Bradesco    3

Press Release Highlights

The main figures reported by Bradesco in 2017, considering the consolidation, from July 1, 2016, of HSBC Bank Brasil S.A. and its subsidiaries (HSBC Brasil):	9. The Interest-Earning Portion of the NII totaled R$62.775 billion in 2017, showing a decrease of 0.5% compared to 2016.

1.   Recurring Net Income for 2017 stood at R$19.024 billion (an increase of 11.1% over the R$17.121 billion in Recurring Net Income in 2016), corresponding to earnings per share of R$3.13, and return on Average Adjusted Shareholders’ Equity of 18.1%.

10. The 90-day Delinquency Ratio stood at 4.7% in the end of December 2017, a decrease of 0.8 p.p. compared to December 2016.

2.   As for the source, the Recurring Net Income is composed of R$13.490 billion from financial activities, representing 70.9% of the total, and of R$5.534 billion from insurance, pension plans and capitalization bond operations, which together account for 29.1%.

11. The Efficiency Ratio (ER), excluding the effect of impairment of financial assets was 40.8% in December 2017 (38.9% in December 2016).
3. On December 31, 2017, Bradesco’s market capitalization stood at R$200.521 billion, showing a growth of 24.7% over December 2016.

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$76.289 billion in 2017, up 6.8% when compared with 2016. Technical provisions stood at R$246.653 billion, an increase of 10.4% compared with the balance in December 2016.

4. Total Assets, in December 2017, stood at R$1.298 trillion, an increase of 0.4% over December 2016. The annualized return on Average Total Assets was 1.5%.	13. Investments in Information Technology (IT) totaled R$6.037 billion in 2017.

5.   In December 2017, the Expanded Loan Portfolio reached R$492.931 billion, a 4.3% decrease over December 2016. Operations with individuals totaled R$175.469 billion (an increase of 2.0% over December 2016), while operations with companies totaled R$317.462 billion (a 7.4% decrease over December 2016).

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$31.584 billion in 2017, of which R$15.548 billion was related to taxes withheld and collected from third parties, and R$16.036 billion, was calculated based on activities developed by the Bradesco Organization, equivalent to 84.3% of the Recurring Net Income.

6. Assets under Management stood at R$1.987 trillion, a 4.3% increase over December 2016.

15. In 2017, Bradesco, in its ongoing resource streamlining efforts, carried out an optimization process of the customer service network, aiming at the continuous improvement and the enhancing of services provided to its customers. Currently, Bradesco offers an extensive Customer Service Network in Brazil, with 73,474 customer service points (PAs), 4,749 Branches, 3,899 Service Branches (PAs), 928 ATMs located on company premises (PAEs) and 38,708 Bradesco Expresso customer service points (Correspondents). The Bank also offers 35,590 Bradesco ATMs and 21,259 Banco24Horas Network ATMs.

7.   Shareholders’ Equity totaled R$110.457 billion in December 2017, 10.0% higher than in December 2016. The Basel III Ratio, based on the Prudential Conglomerate stood at 17.1%, 13.1% of which is Tier I Capital.

8.   A total of R$7.204 billion was paid and provisioned to shareholders as Interest on Shareholders’ Equity for the profit generated in 2017, R$2.384 billion of which was paid in monthly and interim installments, and R$4.820 billion was provisioned.

16. Payroll, plus charges and benefits totaled R$16.874 billion in 2017. Social benefits provided to employees of the Bradesco Organization and their dependents amounted to R$4.638 billion, while investments in education, training and development programs totaled R$170.775 million.

  4  Economic and Financial Analysis Report - December 2017

Press Release Highlights

17. Major Awards and Acknowledgments in the period:

The Bradesco Organization is committed to the sustainable development of Brazil. We set our business guidelines and strategies with a view of incorporating the best sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long-term. To reinforce this position, we emphasized adherence to globally recognized business initiatives, such as: Global Compact, Sustainable Development Goals (SDGs), Equator Principles, CDP (Carbon Disclosure Program), Principles for Responsible Investment (PRI), GHG Protocol Program (Brazilian Greenhouse Gas Emissions Program) and Companies for Climate Change (EPC). The Board of Directors, through the Sustainability Committee, monitors the sustainability deliberations. Excellence in business management is recognized by the main indexes of Sustainability, such as the Dow Jones Sustainability Index (DJSI) – “World and Emerging Markets”, of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both from B3.

•most awarded company for the “Best in People Management” prize (Valor Carreira, of Valor Econômico newspaper);
• highlighted in the “Top of Mind” survey as the private financial institution most present in the minds of Brazilians (Folha de S. Paulo newspaper);
• first place in the general ranking and winner of the “100 Most Innovative in companies in the Use of IT” award (IT Mídia in partnership with PricewaterhouseCoopers – PWC);

• winner of the 2017 IT Leaders award, in the Banks and Insurance categories, and for the second consecutive year won the top position in the 2017 Top 100 IT Leaders ranking (17th edition of Computerworld);

With a broad social and educational program put in place 61 years ago, Fundação Bradesco operates 40 schools across Brazil. In 2017, a budget of R$624.359 million benefited 96,754 students enrolled in its schools at the following levels: Basic Education (from Kindergarten to High School and Higher Secondary Technical-Professional Education), youth and adult education; and preliminary and continued vocational training, focused on creating jobs and income. In addition to the guarantee of free, quality education, the students enrolled in the Basic Education system, numbering over 42 thousand, also receive uniforms, school supplies, meals, and medical and dental assistance. Fundação also benefited 608 thousand students via distance learning (EaD), through its e-Learning portal “Escola Virtual” (Virtual School), where students completed at least one of more than 90 courses offered in its schedule. Another 15,101 students are taking part in projects and actions in partnership, such as the Program Educa+Ação and in Technology courses.

• named the best manager of wholesale and multimarket funds in Brazil (Exame magazine, based on a survey conducted by the Getúlio Vargas Foundation); and
• largest private group in the “Valor Grandes Grupos” ranking (Valor Econômico newspaper).

Bradesco 5

Press Release Main Information

R$ million	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	Variation %	
									4Q17 x 3Q17	4Q17 x 4Q16
Income Statement for the Period										
Recurring Net Income [1]	4,862	4,810	4,704	4,648	4,385	4,462	4,161	4,113	1.1	10.9
Total Net Interest Income	15,030	14,604	15,484	15,616	15,669	16,931	14,962	14,892	2.9	(4.1)
Gross Credit Intermediation Margin	11,943	11,923	12,315	12,567	13,403	13,600	11,408	11,486	0.2	(10.9)
Net Credit Intermediation Margin	7,321	8,101	7,345	7,705	7,878	7,858	6,384	6,038	(9.6)	(7.1)
Allowance for Loan Losses (ALL) Expenses	(4,622)	(3,822)	(4,970)	(4,862)	(5,525)	(5,742)	(5,024)	(5,448)	20.9	(16.3)
Fee and Commission Income	8,062	7,822	7,496	7,430	7,545	7,450	6,624	6,405	3.1	6.9
Administrative and Personnel Expenses	(10,218)	(9,863)	(9,865)	(9,676)	(10,482)	(10,267)	(8,152)	(7,870)	3.6	(2.5)
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	21,192	18,637	18,512	17,948	21,247	17,733	17,253	15,186	13.7	(0.3)
Statement of Financial Position										
Total Assets [2]	1,298,328	1,311,672	1,291,184	1,294,139	1,293,559	1,270,139	1,105,244	1,101,763	(1.0)	0.4
Securities	584,650	572,099	540,106	549,700	549,873	509,184	437,580	414,926	2.2	6.3
Loans [3]	492,931	486,864	493,566	502,714	514,990	521,771	447,492	463,208	1.2	(4.3)
- Individuals	175,469	172,207	172,045	171,820	172,045	171,067	148,919	147,759	1.9	2.0
- Companies	317,462	314,657	321,521	330,894	342,945	350,704	298,573	315,449	0.9	(7.4)
Allowance for Loan Losses (ALL) [4]	(36,527)	(36,557)	(37,536)	(39,181)	(40,714)	(40,416)	(31,875)	(30,497)	(0.1)	(10.3)
Total Deposits	265,278	259,577	260,120	235,432	234,214	239,937	179,436	189,192	2.2	13.3
Technical Provisions	246,653	239,287	233,640	229,433	223,342	213,608	190,649	182,973	3.1	10.4
Shareholders' Equity	110,457	110,301	106,807	104,558	100,442	98,550	96,358	93,330	0.1	10.0
Assets under Management	1,987,487	1,991,708	1,917,827	1,943,687	1,904,912	1,865,755	1,589,319	1,589,307	(0.2)	4.3
Performance Indicators (%)										
Recurring Net Income per Share - R$ [5] [6]	3.13	3.05	2.99	2.90	2.81	2.84	2.85	2.91	2.6	11.3
Book Value per Common and Preferred Share - R$ [6]	18.15	18.13	17.55	17.18	16.51	16.20	15.84	15.34	0.1	9.9
Annualized Return on Average Equity [7] [8]	18.1	18.1	18.2	18.3	17.6	17.6	17.4	17.5	-	0.5 p.p.
Annualized Return on Average Assets [8]	1.5	1.5	1.4	1.4	1.5	1.5	1.5	1.5	-	-
12-month Net Interest Margin - NIM = Adjusted Net Interest Income /Average Assets – Repos – Permanent Assets	6.5	6.6	7.0	7.3	7.5	7.6	7.5	7.5	(0.1) p.p.	(1.0) p.p.
Fixed Asset Ratio [9]	43.4	38.9	39.6	42.3	44.8	44.4	33.8	34.0	4.5 p.p.	(1.4) p.p.
Combined Ratio - Insurance [10]	86.1	86.2	86.6	85.2	85.9	90.0	89.6	86.1	(0.1) p.p.	0.2 p.p.
Efficiency Ratio (ER) [5] [11]	40.8	40.7	40.6	40.0	38.9	38.2	37.4	37.2	0.1 p.p.	1.9 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) [5]	77.8	75.9	74.3	75.3	76.2	78.0	80.2	80.1	1.9 p.p.	1.5 p.p.
Market Capitalization - R$ million [12]	200,521	208,250	169,618	178,208	160,813	160,472	144,366	143,720	(3.7)	24.7
Loan Portfolio Quality % [13]										
ALL / Loan Portfolio [4]	9.9	9.9	10.0	10.3	10.4	10.1	9.3	8.6	-	(0.5) p.p.
Non-performing Loans (> 60 days [14] / Loan Portfolio)	5.6	5.7	6.0	6.7	6.5	6.4	5.8	5.3	(0.1) p.p.	(0.9) p.p.
Delinquency Ratio (> 90 days [14] / Loan Portfolio)	4.7	4.8	4.9	5.6	5.5	5.4	4.6	4.2	(0.1) p.p.	(0.8) p.p.
Coverage Ratio (> 90 days [14]) [4]	211.4	207.7	202.5	182.1	188.4	189.1	201.0	204.2	3.7 p.p.	23.0 p.p.
Coverage Ratio (> 60 days [14]) [4]	175.0	174.6	167.0	154.0	158.8	158.3	160.7	162.9	0.4 p.p.	16.2 p.p.
Operating Limits %										
Basel Ratio - Total [9]	17.1	17.7	16.7	15.3	15.4	15.3	17.7	16.9	(0.6) p.p.	1.7 p.p.
Tier I Capital	13.1	13.4	12.5	12.0	12.0	11.9	13.7	12.9	(0.3) p.p.	1.1 p.p.
- Common Equity	12.3	12.5	11.6	11.2	11.2	11.1	13.7	12.9	(0.2) p.p.	1.1 p.p.
- Additional Capital	0.8	0.9	0.9	0.8	0.8	0.8	-	-	(0.1) p.p.	-
Tier II Capital	4.0	4.3	4.2	3.3	3.4	3.4	4.0	4.0	(0.3) p.p.	0.6 p.p.

6  Economic and Financial Analysis Report - December 2017

Press Release Main Information

Dec17	Sept17	June17	Mar17	Dec16	Sept16	June16	Mar16	Variation % Dec17 x Sept17	Variation % Dec17 x Dec16
Structural Information - Units										
Customer Service Points	73,474	73,209	72,750	72,726	72,604	74,269	73,018	74,725	-	1.2
- Branches	4,749	4,845	5,068	5,122	5,314	5,337	4,483	4,509	(2.0)	(10.6)
- PAs [15]	3,899	3,908	3,921	3,971	3,821	3,902	3,485	3,535	(0.2)	2.0
- PAEs [15]	928	980	994	1,004	1,013	1,049	726	739	(5.3)	(8.4)
- Offsite ATM Network - Bradesco [16] [17]	63	64	68	97	186	280	342	435	(1.6)	(66.1)
- Banco24Horas Network [16]	11,050	10,840	10,807	10,960	10,972	11,147	11,127	11,298	1.9	0.7
- Bradesco Expresso (Correspondent Banks)	38,708	39,062	38,596	38,525	38,430	39,885	40,452	41,953	(0.9)	0.7
- Banco Bradesco Financiamentos [18]	14,002	13,435	13,220	12,971	12,791	12,591	12,389	12,242	4.2	9.5
- Losango	63	63	63	63	63	63	-	-	-	-
- Branches / Subsidiaries Abroad	12	12	13	13	14	15	14	14	-	(14.3)
ATMs	56,849	56,860	57,023	56,679	56,110	53,814	50,836	50,435	-	1.3
- Onsite Network - Bradesco	35,590	35,854	36,148	36,095	36,119	34,230	31,761	31,668	(0.7)	(1.5)
- Banco24Horas Network [16]	21,259	21,006	20,875	20,584	19,991	19,584	19,075	18,767	1.2	6.3
Employees	98,808	100,688	105,143	106,644	108,793	109,922	89,424	91,395	(1.9)	(9.2)
Outsourced Employees and Interns	15,064	15,376	15,569	16,472	16,702	16,790	12,978	13,009	(2.0)	(9.8)
Customers - In millions										
- Active Account Holders [19] [20]	25.8	25.8	26.1	26.6	26.8	27.2	25.2	25.6	-	(3.7)
- Savings Accounts [21]	63.4	59.2	58.7	58.1	62.1	58.8	55.4	55.7	7.1	2.1
Insurance Group	53.4	51.5	50.8	50.4	51.3	49.9	49.6	50.6	3.7	4.1
- Policyholders	47.6	45.7	45.1	44.7	45.7	44.2	44.2	45.1	4.2	4.2
- Pension Plan Participants	2.9	2.8	2.7	2.6	2.6	2.6	2.4	2.4	3.6	11.5
- Capitalization Bond Customers	2.9	3.0	3.0	3.1	3.0	3.1	3.0	3.1	(3.3)	(3.3)
Bradesco Financiamentos [19]	1.3	1.3	1.3	1.3	2.6	2.6	2.6	2.7	-	(50.0)

(1)   According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report;

(2)   For more information, please see note 4 – Managerial Statement of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(3)   Expanded Loan Portfolio: includes sureties, guarantees, credit letters, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit;

(4)   Up to December 2016, it included provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess provision”. In September 2016, the excess provision totaled R$7,491 million, partly offset by the result of the consolidation of HSBC Brasil as of the third quarter of 2016. In March 2017, with Resolution No. 4,512/16, referring to the treatment for financial guarantees provided, the balance of the excess provision declined from R$7,491 million to R$6,907 million;

(5)   In the last 12 months;

(6)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;

(7)   Excluding mark-to-market effect of available-for-sale Securities recorded under Shareholders’ Equity;

(8)   Year-to-Date Recurring Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(9)   The Ratio calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 (Prudential Conglomerate) and No. 4,193/13 (Basel III);

(10) Excludes additional provisions;

(11) Operating efficiency ratio without the effect of impairment of financial assets;

(12) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(13) As defined by the Brazilian Central Bank (Bacen);

(14) Overdue loans;

(15) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(16) Including overlapping Onsite Network Bradesco and customer service points within the Bank’s own network and the Banco24Horas Network, reason for which the ATMs and customer service points of Banco24Horas relating to the consolidation of HSBC Brasil were not segregated;

(17) This decrease is related to the sharing of the off-site ATM network with the Banco24Horas Network;

(18) As from this quarter, we started to consider service posts for payroll-deductible loans and dealers/resellers for vehicle financing. For better comparability, the previous periods were adjusted;

(19) Number of individual customers (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF);

(20) Refer to first and second checking account holders; and

(21) Number of accounts.

Bradesco    7

Press Release Recurring Net Income vs Book Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

(1)   In addition to contingent liabilities, includes: (i) in 4Q17: (a) special tax regularization program (PERT), in the amount of R$49 million; and (b) program of incentivized installment (PPI), in the amount of R$62 million; (ii) in 3Q17: (a) special tax regularization program (PERT), in the amount of R$192 million, (b) IRB IPO, in the amount of R$149 million; and (c) reversal of the tax provision related to the social security contribution – Odontoprev, in the amount of R$101 million; (iii) in 2Q17: regulatory change in Cielo, in the amount of R$210 million; and (iv) in 2016: (a) gain on the partial sale of investments, in the amount of R$91 million, (b) migration/merger costs of HSBC Brasil, in the amount of R$104 million, (c) single salary bonus, in the amount of R$191 million, (d) impairment of shares of stock, in the amount of R$77 million, and (e) technical reserves, in the amount of R$592 million.

Summarized Analysis of Recurring Income

To provide a better understanding and for comparison purposes, in chapters 1 and 2 of this report we use the Recurring Income Statement, which is obtained from adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

It should be noted that, for the accounts of the Recurring Income Statement, effects of the consolidation of HSBC Brasil are covered, from July 1, 2016, and as additional information, we present, at the end of chapter 2 of this report, a comparison of the Financial Statements, taking into account consolidated "pro forma" financial information, including the consolidation of HSBC Brasil in the periods of 2016, for comparison purposes.

Recurring Income Statement - R$ million	12M17	12M16	Variation Amount	Variation %	4Q17	3Q17	Variation Amount	Variation %
Net Interest Income	**60,734**	**62,454**	**(1,720)**	**(2.8)**	**15,030**	**14,604**	**426**	**2.9**
- NII - Interest Earning Portion	62,775	63,059	(284)	(0.5)	15,661	15,436	225	1.5
- NII - Non-Interest Earning Portion	478	659	(181)	(27.5)	120	102	18	17.6
- Impairment of Financial Assets	(2,519)	(1,264)	(1,255)	99.3	(751)	(934)	183	(19.6)
ALL Expenses	(18,276)	(21,739)	3,463	(15.9)	(4,622)	(3,822)	(800)	20.9
Gross Income from Financial Intermediation	**42,458**	**40,715**	**1,743**	**4.3**	**10,408**	**10,782**	**(374)**	**(3.5)**
Income from Insurance, Pension Plans and Capitalization Bonds (1)	6,792	5,669	1,123	19.8	1,873	1,511	362	24.0
Fee and Commission Income	30,810	28,024	2,786	9.9	8,062	7,822	240	3.1
Personnel Expenses	(19,500)	(17,637)	(1,863)	10.6	(4,878)	(4,833)	(45)	0.9
Other Administrative Expenses	(20,122)	(19,134)	(988)	5.2	(5,340)	(5,030)	(310)	6.2
Tax Expenses	(6,944)	(6,048)	(896)	14.8	(1,758)	(1,696)	(62)	3.7
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	192	218	(26)	(11.9)	30	42	(12)	(28.6)
Other Operating Income / (Expenses)	(7,393)	(7,015)	(378)	5.4	(1,923)	(1,846)	(77)	4.2
Operating Income	**26,293**	**24,792**	**1,501**	**6.1**	**6,474**	**6,752**	**(278)**	**(4.1)**
Non-Operating Income	(127)	(180)	53	(29.4)	(16)	(25)	9	(36.0)
Income Tax / Social Contribution	(6,853)	(7,338)	485	(6.6)	(1,543)	(1,771)	228	(12.9)
Non-controlling interests in subsidiaries	(289)	(153)	(136)	88.9	(53)	(146)	93	(63.7)
Recurring Net Income	**19,024**	**17,121**	**1,903**	**11.1**	**4,862**	**4,810**	**52**	**1.1**

(1)   Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses.

  8  Economic and Financial Analysis Report - December 2017

Press Release Summarized Analysis of Recurring Income

Recurring Net Income and Profitability

The return on average shareholders’ equity (ROAE) registered 18.1% in December 2017.

In the annual comparison, Recurring Net Income was up 11.1%, or R$1,903 million, totaling R$19,024 million, mainly due to: (i) the reduction in allowance for loan losses expenses, due to improvement of delinquency indicators; (ii) the increase in (a) fee and commission income and (b) insurance, pension plan and capitalization bond operations; partially impacted by: (iii) the reduction of net interest income, due to the effect of impairment of financial assets; and (iv) higher operating expenses (administrative and personnel), which, combined with the other income statement lines, refer to the effect of the consolidation of HSBC Brasil in the third quarter of 2016, excluding this effect, these expenses decreased 2.9% in the period, even considering the effect of the collective bargaining agreements of 2016/2017 and the contractual adjustments.

Recurring Net Income totaled R$4,862 million in the fourth quarter of 2017, an increase of 1.1%, or R$52 million, compared to the previous quarter, due to: (i) the higher result with (a) net interest income, (b) income from insurance, pension plan and capitalization operations, and (c) fees and commission income; and being impacted by: (ii) higher expenses on (a) allowance for loan losses expenses and (b) administrative expenses.

The Return on Average Assets (ROAA) recorded 1.5%. Total assets recorded R$1.298 trillion in December 2017, an increase of 0.4% compared to December 2016.

Bradesco   9

Press Release Summarized Analysis of Recurring Income

Efficiency Ratio (ER)

The accumulated ER (Efficiency Ratio) in the twelve months(1), disregarding the effect of the impairment of financial assets, recorded 40.8%, remaining practically stable compared to the previous quarter. We highlight the better performance of: (i) fee and commission income; (ii) operating expenses; and (iii) insurance, pension plan and capitalization operations. Such factors were impacted by the lower net interest income.

The quarterly Efficiency Ratio (ER)(1), excluding the effect of impairment of financial assets reached 41.3% in the fourth quarter of 2017, registering a decrease of 0.2 p.p. compared to the previous quarter, mainly due to the improvement: (i) net interest income; (ii) income from insurance, pension plan and capitalization operations, and (iii) fee and commission income.

The "risk-adjusted" ER(2), which reflects the impact of risk associated with loans, the last twelve months indicator reached 52.4%, an improvement of 0.8 p.p. in comparison with the previous quarter, reflecting lower expenses with allowance for loan losses.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Subsidiaries + Other Operating Income – Other Operating Expenses); and

(2)   Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

  10  Economic and Financial Analysis Report - December 2017

Press Release Summarized Analysis of Recurring Income

Net Interest Income

In the annual comparison, net interest income decreased by 2.8%, or R$1,720 million, due to: (i) the effect of impairment of financial assets, which increased by R$1,255 million; and (ii) the lower result with of (a) “interest” margins, in the amount of R$284 million and (b) “non-interest” margins in the amount of R$181 million.

In the comparison between the fourth quarter of 2017 and the previous quarter, net interest income increased by 2.9%, or R$426 million, reflecting: (i) the higher income obtained from the “interest” margin, in the amount of R$225 million, especially the “Securities/Other” margin; and (ii) the lower effect of impairment of financial assets, which decreased by R$183 million in comparison with the previous quarter.

Interest-Earning Portion of the NII – 12-Month Average Rates

(1)   For the calculation of the average rate of the total interest margin, we used average assets, including other non-remunerated assets.

In the fourth quarter of 2017, the 12-month net interest margin (NII - interest-earning portion - 12-month average rate) was 6.7%, recording a decrease of 0.2 p.p. in the quarterly comparison.

Bradesco 11

Press Release Summarized Analysis of Recurring Income

Expanded Loan Portfolio (1)

In December 2017, Bradesco’s expanded loan portfolio stood at R$492.9 billion, with a 4.3% decrease in the last 12 months. Loans to Individuals increased 2.0%, while loans to Companies recorded a decrease of 7.4%. For Individuals, the products that posted the strongest growth in the last 12 months were: (i) payroll-deductible loans; (ii) real estate financing; and (iii) CDC vehicles. For Companies, the reduction of the portfolio was mainly due to the decrease in: (i) operations abroad; (ii) working capital; and (iii) BNDES/Finame onlendings.

In the last quarter of 2017, the portfolio grew by 1.2%. The growth of assets per business segment was: (i) 1.9% for Individuals; (ii) 1.5% for Micro, Small and Medium Corporates; and (iii) 0.6% for Large Corporates.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in Certificates of real estate receivables, and rural loans.

Allowance for loan losses (ALL) expenses

The allowance for loan losses totaled R$18,276 million in 2017, a reduction of 15.9%, or R$3,463 million, compared to the same period the previous year, a reflection of: (i) strengthening of the policy and procedures for credit granting and the quality of the guarantees obtained; (ii) the results of the improvement of loan recovery processes, which contributed to higher income from credit recovery for the period; and (iii) improvement of the economic environment, with reduction of delinquency indicators.

Compared to the previous quarter, expenses on allowance for loan losses increased by 20.9%, mainly due to: (i) the increase in the general provision, related in large part to the revision of the ratings of some corporate clients; and (ii) the greater recognition of the provision for guarantees provided, under CMN Resolution No. 4,512/16.

  12  Economic and Financial Analysis Report - December 2017

Press Release Summarized Analysis of Recurring Income

Delinquency Ratio (1)

90-day Delinquency Ratio

The delinquency ratio – which includes operations in arrears for more than 90 days in the total portfolio, maintained the downward trend seen in 2017, as can be seen in the graph, especially the segments of Micro, Small and Medium-Sized Enterprises and Individuals, which presented reductions in the balance of non-performing loans of 31.8% and 19.1%, respectively.

15-90 Day Delinquency Ratio

Short-term delinquency, encompassing operations past due from 15 to 90 days, closed out December 2017 with a rate of 3.97%, the lowest level in the period analyzed. This positive effect occurred for both Individuals and Large Corporates. In Micro, Small and Medium-Sized Enterprises, the increase observed in this quarter is concentrated in the Medium-Sized Enterprises, not representing a change of trend.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

It is important to highlight the robustness of the provisioning criteria adopted, which can be demonstrated by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 10.4% of the portfolio(1), in December 2016, the net loss in the subsequent 12 months was 5.0%, representing an effective coverage of 208.9%, and based on the estimated net loss for the next 12 months, this indicates an effective coverage ratio of approximately 249% in December 2017.

(1)     As defined by Bacen; and

(2)     Up to March 2017, includes allowance for guarantees provided.

Bradesco   13

Press Release Summarized Analysis of Recurring Income

NPL Creation 90 days x Write-offs

In the fourth quarter of 2017, the total NPL Creation reached R$5,118 million, representing 1.4% of the loan portfolio – Bacen concept. It is noteworthy that the NPL Creation on the Loan Portfolio for Individuals presented the lowest historical level in the series below, registering 1.5%, respectively.

The breakdown of the NPL Creation by business segment is shown below.

  14  Economic and Financial Analysis Report - December 2017

Press Release Summarized Analysis of Recurring Income

Income from insurance, pension plans and capitalization bonds

In 2017, Net Income totaled R$5.534 billion, in line with the Net Income recorded in the same period of previous year (R$5.551 billion), with an annualized return on Adjusted Shareholders’ Equity of 19.1%.

Net Income for fourth quarter of 2017 totaled R$1.407 billion, a decrease of 5.1% compared to the previous quarter, and recorded an annualized return on Shareholders’ Equity of 19.4%.

(1)   Excluding additional provisions; and

(2)   In fourth quarter of 2017, consider the latest data available from Susep (November 2017).

Note: For comparison purposes, we disregarded non-recurring events from the calculation.

Bradesco   15

Press Release Summarized Analysis of Recurring Income

Income from insurance, pension plans and capitalization bonds

In 2017, revenues totaled R$76,289 million, an increase of 6.8% or R$4,870 million, in comparison with previous year, influenced by the growth in “Life and Pension Plans” (8.7%), “Health” (6.9%) and “Capitalization Bonds” (3.2%).

Compared to the previous quarter, revenues increased by 13.7%, driven by the evolution in “Life and Pension Plan” products (29.9%).

Net income for 2017 is in line with the one presented in the same period the previous year, a reflection of: (i) the growth of 6.8% in revenue; (ii) maintaining the claims ratio; (iii) the improvement of 0.8 p.p. in expense ratio; (iv) the improvement in the administrative efficiency ratio, partially impacted by:

(v) the decrease in the financial income, due to the behavior of the interest rate in the period; and (vi) the decrease in equity results.

Net income for the fourth quarter of 2017 recorded a decrease of 5.1% over the previous quarter, primarily due to: (i) the reduction of financial income; (ii) the decrease in equity results; offset, in part, by: (iii) the increase of 13.7% in revenue; (iv) the improvement of 1.0 p.p. in the claims ratio; influenced by the “Health” segment; (v) the decrease of 0.2 p.p. in the expense ratio; and (vi) maintaining the administrative efficiency ratio.

  16  Economic and Financial Analysis Report - December 2017

Press Release Summarized Analysis of Recurring Income

Fee and commission income

In the annual comparison, fee and commission income totaled R$30,810 million, recording an increase of 9.9% or R$2,786 million, due to increase in the volume of operations, due to (a) an advance in the customer segmentation process, which generated a greater offer of products and services in several service channels and (b) consolidation of HSBC Brasil in the third quarter of 2016. This result stems from: (i) the good performance of the card business, as a result of (a) the increase in financial volume traded and (b) the higher volume of transactions; and (ii) increased revenue from: (a) checking account, (b) asset management, (c) consortium management, (d) collections, (e) loans, and (f) custody and brokerage services.

In the fourth quarter of 2017, fee and commission income totaled R$8,062 million, a growth of 3.1%, or R$240 million in compared to the previous quarter, due to the increase in the volume of operations, reflecting, in part, the greater offer of products and services to customers, particularly the performance of revenue generated by: (i) cards; (ii) checking account; (iii) loans; (iv) asset management; and (v) underwriting.

Personnel Expenses

In the annual comparison, the increase of 10.6%, or R$1,863 million, is justified by variations in the installments: (i) the “structural” portion, due to the increase in expenses with payroll, social security charges and benefits, impacted by (a) the consolidation of HSBC Brasil as of the third quarter of 2016 and (b) higher salaries, in accordance with the 2016/2017 collective bargaining agreements; and (ii) the “non-structural” portion, due to higher expenses with provision for labor claims.

In the fourth quarter of 2017, personnel expenses totaled R$4,878 million, an increase of 0.9%, or R$45 million, compared to the previous quarter, as a result of: (i) higher expenses on profit sharing (PLR); which was partially offset by: (ii) lower expenses on provisions for labor claims.

It is also worth highlighting the reduction of 5.4%, or R$232 million, in the “structural” portion, when comparing the fourth quarter of 2017 and the fourth quarter of 2016, reflecting the partial effects of the Special Voluntary Severance Program Scheme (PDVE).

  Note: Structural portion = Salaries + Social Security Charges + Benefits + Pension Plans.

         Non-Structural Portion = Employee and Management Profit Sharing + Training + Labor Provision + Employment Termination Costs.

Bradesco 17

Press Release Summarized Analysis of Recurring Income

Administrative Expenses

In the annual comparison, administrative expenses increased by 5.2%, or R$988 million, reflecting the increase in expenses incurred for: (i) a growth in the volume of business and services for the period; (ii) the consolidation of HSBC Brasil as of the third quarter of 2016; and (iii) contract price adjustments.

Equally important is the fact that the expenses presented during 2017 include the effects of the economies of scale and synergies resulting from the merger and integration of HSBC Brasil’s activities, which occurred in October 2016. These effects can be seen in the comparison between the fourth quarter of 2017 and the fourth quarter of 2016, which showed a 1.3% reduction in administrative expenses.

In the fourth quarter of 2017, administrative expenses totaled R$5,340 million, a growth of 6.2%, or R$310 million compared to the previous quarter, reflecting the increase in the volume of business and services concentrated in the period, which resulted in higher expenses on (i) advertising and publicity, mainly related to year-end institutional campaigns and brand positioning; (ii) data processing; and (iii) outsourced services.

(1)     As from this quarter, we started to consider service posts for payroll-deductible loans and dealers/resellers for vehicle financing. For better comparability, the previous periods have been adjusted.

Other Operating Expenses, Net of Income

In 2017, other operating expenses, net of income totaled R$7,393 million, registering an increase of 5.4%, or R$378 million, compared to the same period the previous year, mainly reflecting the effect of the consolidation of HSBC Brasil, which occurred as of the third quarter of 2016.

In the comparison between the fourth quarter of 2017 and the previous quarter, other operating expenses, net of income, increased by 4.2%, or R$77 million, due to: (i) establishment of civil provisions; (ii) annual actuarial revaluation of the pension plans of merged banks; and (iii) expenses relating to credit card activities.

  18  Economic and Financial Analysis Report - December 2017

Press Release Summarized Analysis of Recurring Income

Income Tax and Social Contribution

In the annual comparison, income tax and social contribution expenses decreased by 6.6%, or R$485 million, largely impacted by the deductibility of goodwill amortization in the acquisition of HSBC Brasil.

In the fourth quarter of 2017, income tax and social contribution expenses decreased by 12.9%, or R$228 million, compared to the previous quarter, basically due to the effect of provisioning of the Complementary Interest on Shareholders’ Equity, approved in the period, as well as higher non-taxable income.

Unrealized Gains

In December 2017, unrealized gains reached R$29,779 million, an increase of 72.2%, or R$12,488 million, compared to December 2016, a reflection of the increase in market value of: (i) loans; (ii) securities linked to fixed income; and (iii) the appreciation of Cielo’s shares.

 Bradesco   19

Press Release Capital Ratios - Basel III

Basel Ratio

In December 2017, the Reference Equity of the Prudential Conglomerate reached R$104,673 million, as compared to risk-weighted assets of R$611,442 million. The Basel Ratio decreased 0.6 p.p., from 17.7% in September 2017 to 17.1% in December 2017, Tier I Capital ratio reached 13.1% in December 2017, a decrease of 0.3 p.p. in relation to September 2017 mainly due to: (i) greater provisioning of Interest on Shareholders’ Equity; (ii) the mark-to-market effect of available-for-sale securities; and (iii) the increase in weighted assets; being partially offset by: (iv) the increase in net income for the period.

Tier II presented a reduction in the quarterly comparison, mainly due to the reduction of the inventory of subordinated debt, due to the debt maturities (staggered).

The table below shows the main events that impacted the Tier I Capital ratio in the fourth quarter of 2017:

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) consumption of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from 9.250% to 8%; and (v) the impact of the acquisition of HSBC Brasil (amortization of goodwill/ intangible assets and synergies in the process of integration), reaching a Tier I Capital ratio of 12.7% at the end of 2018.

(1)   Published (Schedule 80%);

(2)   Effect of the full impact. Also includes, the Goodwill / Intangible assets stock paid for the acquisition of HSBC Brasil, net of amortizations and the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.250% to 8% in 2019;

(4)   If the bank exercises the possibility of issuance of additional capital by 2018 (if there were market conditions), the Tier I capital ratio would reach 13.4%; and

(5)   They refer to the minimum required ratio, in accordance with Resolution No. 4,193/13, added to the additional capital installments established by Circular Letters No. 3,768/15 and No. 3,769/15.

  20  Economic and Financial Analysis Report - December 2017

Press Release Economic Environment

In the last quarter of 2017, Brazilian economic activity continued presenting a gradual growth, yet disseminated among sectors. The current data and the release of the actual GDP in the third quarter reinforced the diagnosis for recovery. Household consumption grew at a rate of approximately 4.0% in annualized terms in the last two quarters, while investment recorded the first expansion after 15 consecutive quarters of decline. We estimate that this movement will be replicated in the fourth quarter GDP, with a slight acceleration of 0.3% compared to the previous quarter. This information, especially the positive revision in agricultural GDP, made us revise our estimate for 2017, from 0.9% to 1.1%.

Although some isolated factors – such as the sharp fall in food inflation and the release of inactive FGTS accounts – are not present to stimulate economic activity in 2018, labor market improvement (although extremely gradual) and the lagged effect of cuts in interest rates are expected to continue fostering expansion. We project 2.8% growth in the GDP for 2018.

From the viewpoint of inflation, the current data continued to surprise by the downswing. In fact, the IPCA price index ended 2017 at 2.95%, a variation lower than the target regime floor (3.0%). It is worth mentioning that, despite the contribution of food prices (which registered deflation of around 5.0% in the year), the items most associated with the evolution of economic activity also behaved rather benignly, the average of the nuclei closed out the year at 3.3%, one of the lowest levels of the historical series. For 2018, our expectation is a 3.9% increase, representing a slight acceleration vis-à-vis a moderate recovery of growth. We believe that inflation is likely to remain below the center of the National Monetary Council’s target throughout the year.

Even if we consider the risks to this year’s inflation trajectory, they are mostly related to the supply side: agricultural harvest, climatic phenomena (La Niña), hydrological (impact on the electricity sector), pressure on oil prices (especially due to geopolitical issues) and, finally, a depreciated exchange rate in relation to our base scenario, depending on the global or domestic environment. We understand that, given the still high idle capacity, the secondary effects of these shocks tend to be limited.

In this regard, maintaining a gradual increase in activity and remaining in the benign inflation scenario will likely provide the right conditions to maintain the Selic rate below 7.0% during the year.

As for the credit market, we noticed a more positive trajectory in the granting of credit in the National Financial System. Although the resumption of credit to businesses is more gradual, credit to individuals reveals a sharper dynamic. Prospectively, the favorable scenario of the basic interest rate is expected to continue to contribute to the resumption of credit, investments, and consumption.

Public accounts, in turn, despite the medium-term challenge, have improved in current data. Extraordinary revenue, which has helped in the results of the last months, is expected to continue in the coming months, influenced by concessions and auctions. Added to this scenario is the recovery of payments, linked to the resumption of economic activity. So, for 2018, we believe the goal regarding primary results will be met (we projected a R$155 billion deficit against the target of a negative balance of R$159 billion). For the medium term, discussions on the ‘golden rule’ and social security reform will still remain relevant.

In the external sector, the global conditions and the balance of payments remained favorable to the Brazilian currency. Global growth continued to surprise in a positive way (especially in developed countries) and inflation remained under control, allowing for the continuation of an expansionary monetary policy. By 2018, although we expect a gradual increase in global interest rates (especially in the US), the rise in prices of the main commodities exported by Brazil and the good performance of the volumes shipped are expected to preserve the quotation of our currency. We project an exchange rate of US$1=R$3.20 for the end of 2018.

Thus, the consolidation of the Brazilian economic recovery suggests a constructive scenario for 2018, with advances in the labor market (income and employment) and low inflation and interest rates. In fact, such conditions corroborate Bradesco’s benign prospective vision in relation to the segments in which it operates.

 Bradesco   21

Press Release Main Economic Indicators

Main Indicators (%)	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	12M17	12M16
Interbank Deposit Certificate (CDI)	1.76	2.25	2.54	3.03	3.25	3.47	3.37	3.27	9.93	14.01
Ibovespa	2.84	18.11	(3.21)	7.90	3.19	13.27	2.94	15.47	26.86	38.93
USD – Commercial Rate	4.42	(4.24)	4.41	(2.78)	0.40	1.13	(9.81)	(8.86)	1.50	(16.54)
General Market Price Index (IGP-M)	1.62	(0.15)	(2.67)	0.73	0.67	0.53	2.86	2.96	(0.52)	7.17
Extended Consumer Price Index (IPCA)	1.14	0.59	0.22	0.96	0.74	1.04	1.75	2.62	2.95	6.29
Federal Government Long-Term Interest Rate (TJLP)	1.71	1.71	1.71	1.82	1.82	1.82	1.82	1.82	7.08	7.50
Reference Interest Rate (TR)	-	0.11	0.13	0.35	0.49	0.58	0.49	0.45	0.60	2.00
Savings Account	1.33	1.62	1.64	1.87	2.00	2.09	2.00	1.96	6.61	8.30
Business Days (#)	61	64	61	63	62	65	63	61	249	251
Indicators (Closing Rate)	**Dec17**	**Sept17**	**June17**	**Mar17**	**Dec16**	**Sept16**	**June16**	**Mar16**	**Dec17**	**Dec16**
USD – Commercial Selling Rate - (R$)	3.3080	3.1680	3.3082	3.1684	3.2591	3.2462	3.2098	3.5589	3.3080	3.2591
Euro - (R$)	3.9693	3.7430	3.7750	3.3896	3.4384	3.6484	3.5414	4.0539	3.9693	3.4384
Country Risk (points)	241	246	289	269	327	319	349	409	241	327
Selic - Base Interest Rate (% p.a.)	7.00	8.25	10.25	12.25	13.75	14.25	14.25	14.25	7.00	13.75
BM&F Fixed Rate (% p.a.)	6.86	7.13	8.77	9.67	11.56	12.50	13.36	13.81	6.86	11.56

Projections up to 2020

Guidance

Bradesco's Perspectives for 2018

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

  22  Economic and Financial Analysis Report - December 2017

Press Release Managerial Income Statement vs. Recurring Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Recurring Income Statement (3)

Fourth quarter of 2017 and Third quarter of 2017

(1)   For more information, please see note 4 – Managerial Statement of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(2)   Includes reclassifications between the lines of the income statement, which do not affect Net Income, but allow a better analysis of the lines of business, highlighting: (i) tax hedge adjustment, which represents the partial result of the derivatives used for the purpose of hedging investments abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, the amount of R$1,810 million in the fourth quarter of 2017 and R$1,822 million in the third quarter of 2017; and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

Bradesco   23

Press Release Managerial Income Statement vs. Recurring Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Recurring Income Statement (3)

2017 and 2016

(1)   For more information, please see note 4 – Managerial Statement of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(2)   Includes reclassifications between the lines of the income statement, which do not affect Net Income, but allow a better analysis of the lines of business, highlighting: (i) the adjustment of the tax hedge, which represents the partial result of the derivatives used for hedging investments abroad, which – in terms of net income – simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$619 million in 2017 and R$8,380 million in 2016; and (ii) that, in 2017, it includes reclassification (a) of the reversal of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$2,456 million, which was recorded under “Other Operating Income”, as described in Note 27 and (b) in this same amount; “excess provision” was formed, being recorded in “ALL Expenses” and not impacting income for the period. It is important to note that, as of December 31, 2016, the “excess provision” concept included the provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$3,061 million. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance, in the amount of (a) R$605 million, was allocated to a specific account of provision for guarantees provided encompassing sureties, guarantees and credit letters under “Other Liabilities - Sundry”, and the remaining balance, in the amount of (b) R$2,456 million, as already mentioned, was allocated to “excess provision”, and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

  24  Economic and Financial Analysis Report - December 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 1, 2018

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President, Chief Risk Officer (CRO) and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.